UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Track Group, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

81373R109
(CUSIP Number)

 ADS Securities LLC
Attn: General Counsel
CI Tower, Corniche Road
PO Box 93894
Abu Dhabi
United Arab Emirates
+971-2-657-2300

Copy to:

Camille Abousleiman
Richard A. Goldberg
Dechert LLP
1095 Avenue of the Americas
New York, NY  10036
(212) 698-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81373R109

1	NAMES OF REPORTING PERSONS

ADS Securities LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,734,607

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,734,607

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,734,607

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.2%(1)

14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1) The percentage of the shares of common stock ("Common Shares") reported beneficially owned by the Reporting Persons herein is based upon 10,480,984 Common Shares, which is the number of Common Shares issued and outstanding as of May 4, 2017, as reported in the Quarterly Report on Form 10‑Q filed by Track Group, Inc. (the "Issuer") with the Securities and Exchange Commission on May 12, 2017.

CUSIP No. 81373R109

1	NAMES OF REPORTING PERSONS

ADS Holding LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,734,607

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,734,607

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,734,607

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.2%(1)

14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1) The percentage of Common Shares reported beneficially owned by the Reporting Persons herein is based upon 10,480,984 Common Shares, which is the number of Common Shares issued and outstanding as of May 4, 2017, as reported in the Quarterly Report on Form 10‑Q filed by the Issuer with the Securities and Exchange Commission on May 12, 2017.

CUSIP No. 81373R109

1	NAMES OF REPORTING PERSONS

Mahmood Ebraheem Al Mahmood

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,734,607

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,734,607

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,734,607

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.2%(1)

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) The percentage of Common Shares reported beneficially owned by the Reporting Persons herein is based upon 10,480,984 Common Shares, which is the number of Common Shares issued and outstanding as of May 4, 2017, as reported in the Quarterly Report on Form 10‑Q filed by the Issuer with the Securities and Exchange Commission on May 12, 2017.

CUSIP No. 81373R109

Item 1.  Security and Issuer.

This statement on Schedule 13D ("Schedule 13D") relates to the common stock, $0.0001 par value per share ("Common Stock"), of Track Group, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 1215 W. Lakeview Court, Romeoville, Illinois 60446.

Item 2.  Identity and Background.

This Schedule 13D is being filed pursuant to Rule 13d‑1 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the persons listed in (1) to (3) below (the "Reporting Persons"):
(1) ADS Securities LLC ("ADS Securities") is a limited liability company incorporated under the laws of the United Arab Emirates. The address of its principal executive office is CI Tower, Corniche Road, Abu Dhabi, United Arab Emirates. ADS Securities provides foreign exchange, bullion and commodities trading solutions to institutional and private investors. ADS Holding LLC owns 98% of the outstanding shares of ADS Securities.
(2) ADS Holding LLC ("ADS Holding") is a limited liability company incorporated under the laws of the United Arab Emirates. The address of its principal executive office is CI Tower, Corniche Road, Abu Dhabi, United Arab Emirates. ADS Holding is a holding company whose sole investments are its interests in ADS Securities and ADS Securities London Limited, a company incorporated under the laws of England and Wales. The controlling shareholder of ADS Holding, Mahmood Ebraheem Al Mahmood, holds 98% of its outstanding shares.
(3) Mahmood Ebraheem Al Mahmood is a citizen of the United Arab Emirates. Mr. Al Mahmood is the Chairman of the Board of Directors of ADS Securities, and his principal business address is CI Tower, Corniche Road, Abu Dhabi, United Arab Emirates.
The name, principal occupation and citizenship of each director of ADS Securities (collectively, the "ADS Securities Directors") is set forth below:
Name	Principal Occupation	Citizenship
Mahmood Ebraheem Al Mahmood	Chairman, ADS Securities	United Arab Emirates

Chief Executive Officer, ADS Holding
Philippe Ghanem	Vice-Chairman and Chief Executive Officer, ADS Securities	United Arab Emirates

The business address of each of the ADS Securities Directors is CI Tower, Corniche Road, Abu Dhabi, United Arab Emirates.
The name, principal occupation and citizenship of each director of ADS Holding (collectively, the "ADS Holding Directors" and, together with the ADS Securities Directors, the "ADS Directors") is set forth below:
Name	Principal Occupation	Citizenship
Mahmood Ebraheem Al Mahmood	Chairman, ADS Securities	United Arab Emirates

Chief Executive Officer, ADS Holding
Philippe Ghanem	Vice-Chairman and Chief Executive Officer, ADS Securities	United Arab Emirates

The business address of each of the ADS Holding Directors is CI Tower, Corniche Road, Abu Dhabi, United Arab Emirates.
During the last five years, none of the Reporting Persons (nor to the knowledge of the Reporting Persons, any of the ADS Directors): (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 81373R109

Item 3.  Source or Amount of Funds or Other Consideration.

The information set forth or incorporated in Items 5 and 6 hereof is incorporated herein by reference.
ADS Securities became the beneficial owner of the securities reported herein (the "Pledged Shares") upon delivery of a notice of event of default on July 21, 2017 (the "Notice of Default") under the Pledge Agreement dated May 4, 2017 (the "Pledge Agreement") between Sapinda Asia Limited, a company incorporated in the British Virgin Islands ("Sapinda Asia"), and Lars Windhorst, a citizen of Germany ("Windhorst"), as pledgors (the "Pledgors"), and ADS Securities, as pledgee, by ADS Securities to the Pledgors. The Pledgors pledged the Pledged Shares to ADS Securities pursuant to the Pledge Agreement in order to secure their obligations under (i) with respect to Sapinda Asia, the Terms for Business for Wealth Management Services dated February 18, 2015 between ADS Securities and Sapinda Asia and the Margin Facility Arrangement Annex dated May 8, 2016 between ADS Securities and Sapinda Asia, and (ii) with respect to Windhorst, certain guarantees securing the obligations of Sapinda Asia to ADS Securities.

Item 4.  Purpose of Transaction.

The information set forth or incorporated in Items 3 and 6 hereof is incorporated herein by reference.
Subject to the terms of the Pledge Agreement and various factors, including, but not limited to, price levels of the Common Shares, conditions in the securities markets, various laws and regulations applicable to the Issuer and the Reporting Persons' ownership in the Issuer, and general economic and industry conditions, the Reporting Persons may exercise any and all remedies available to them under the Pledge Agreement, which may include sale of the Pledged Shares in a public or private sale of the Pledged Shares, in which we may submit a credit bid for the Pledged Shares, or seeking to take possession of the Pledged Shares through a strict foreclosure proceeding.
Except as set forth above, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the knowledge of the Reporting Persons, the ADS Directors, have no present plans, proposals or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons and each of the ADS Directors with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.  Interest in Securities of the Issuer.

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 3 and 6 hereof are incorporated herein by reference.
(a) and (b) The Reporting Persons may be deemed to beneficially own an aggregate of 4,734,607 Common Shares, which represent, in the aggregate, approximately 45.2% of the outstanding Common Shares. The percentage of Common Shares reported beneficially owned by the Reporting Persons herein is based upon 10,480,984 Common Shares, which is the number of Common Shares issued and outstanding as of May 4, 2017, as reported in the Quarterly Report on Form 10‑Q filed by the Issuer with the Securities and Exchange Commission on May 12, 2017.
The filing of this Schedule 13D shall not be deemed to constitute an admission that any Reporting Person is the beneficial owner of any securities covered by this Schedule 13D for purposes of Section 13(d) of the Exchange Act.
(c) Except as set forth herein, none of the Reporting Persons or, to the knowledge of each of the Reporting Persons, without independent verification, any of the ADS Directors, has engaged in any transaction during the past 60 days involving any Common Shares.
(d) To the knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.
(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Items 3, 4 and 5 hereof is incorporated herein by reference.

CUSIP No. 81373R109

Pledge Agreement
Pursuant to the Pledge Agreement, by virtue of having delivered the Notice of Default by ADS Securities to the Pledgors, ADS Securities has sole voting and dispositive powers over the Pledged Shares and any additional Common Shares held by either Pledgor. In addition, so long as any of the obligations secured pursuant to the Pledge Agreement remain outstanding, any and all rights of each Pledgor to receive and retain cash dividends or distributions shall be vested in ADS Securities, who shall have the sole right to receive, for application against the secured obligations, such cash dividends or distributions.

Item 7.  Material to Be Filed as Exhibits.

Exhibit Number	Description of Exhibit
A	Pledge Agreement dated as of May 4, 2017 between Sapinda Asia Limited and Lars Windhorst, as pledgors, and ADS Securities LLC, as pledgee

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

ADS SECURITIES LLC

By:	/s/ O.C. Hallsworth
Name: O.C. Hallsworth
Title: General Counsel

ADS HOLDING LLC

By:	/s/ Mahmood Ebraheem Al Mahmood
Name: Mahmood Ebraheem Al Mahmood
Title: Chairman

MAHMOOD EBRAHEEM AL MAHMOOD

By:	/s/ Mahmood Ebraheem Al Mahmood

Dated:  July 31, 2017

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).